

July 12, 2010

Mr. Daryl R. Otte
Chief Executive Officer
TheStreet.Com, Inc.
14 Wall Street, 15th Floor
New York, NY 10005

    Re: **TheStreet.com, Inc.**
           Form 10-K for fiscal year ended December 31, 2009
           Filed March 30, 2010
           File No. 000-25779

Dear Mr. Otte:

We have reviewed your response letter dated June 30, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2009

Note 3: Acquisitions and Divestures, page F-21

1. We note in your response to prior comment one that you expect Kikucall's software and skilled workforce to result in $3.5 million of revenue during 2010. Please tell us the amount of revenue earned as of March 31st (or June 30th if available). Also tell us the number of people that comprise the workforce that were acquired in the acquisition.

Schedule II: Valuation and Qualifying Accounts, page F-40

2. We note your response to prior comment two. Please revise to provide an additional column showing the adjustment to the allowance for doubtful accounts for the disposal of the receivable ($427,502) relating to the sale of Promotions.com. See Rule 12-09 of Regulation S-X (column D) for further guidance.

You may contact Theresa Messinese at 202-551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief